UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(AMENDMENT NO. 5)

UNDER THE SECURITIES ACT OF 1934

Evofem Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title and Class of Securities)

30048L104
(CUSIP Number)

Robert Leveille
Invesco Ltd.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, Georgia 30309
Telephone number: (404) 892-0896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ◻
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. IRS# 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ◻
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS	2(d) ◻ OR 2(e) ◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,226,532
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,226,532
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,226,532
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%*
14		TYPE OF REPORTING PERSON HC, IA
* Based on total outstanding shares of 78,697,653.

This Amendment No. 5 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 18, 2018, as amended by that Amendment No. 1 filed on May 25, 2018, Amendment No. 2 filed on February 12, 2019, Amendment No. 3 filed on April 15, 2019, and that Amendment No. 4 on June 12, 2019. This Amendment No. 5 amends Item 5, set forth below.
Item 1. Security and Issuer
This Amendment No. 5 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Evofem Biosciences, Inc., a Delaware corporation, formerly known as Neothetics, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 9171 Towne Centre Drive, Suite 250, San Diego, CA 92122.
Item 5. Interest in Securities of the Issuer
The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
On May 14, 2020, the following funds of the Reporting Person acquired, through a spin off transaction, Common Stock of the Issuer in the amounts at the price per share as set forth herein: Invesco Buyback Achievers ETF (3,257 shares of Common Stock at a price of $5.13 per share); Invesco FTSE RAFI US 1500 Small-Mid ETF (73,814 shares of Common Stock at a price of $5.13 per share); Invesco Purebeta MSCI USA Small Cap ETF (19 shares of Common Stock at a price of $5.13 per share); and LongView Broad Market 3000 Index Fund (Amalgamated) (923 shares of Common Stock at a price of $5.13 per share).
On May 15, 2020 the Invesco Buyback Achievers ETF sold 3,211 shares of Common Stock at a price of $5.04 per share. On May 26, 2020, the Invesco FTSE RAFI US 1500 Small-Mid ETF sold 73,814 shares of Common Stock at a price of $5.79 per share, the Invesco Buyback Achievers ETF sold 46 shares of Common Stock at a price of $5.98 per share, and the Invesco Purebeta MSCI USA Small Cap ETF sold 19 shares of Common Stock at a price of $5.98 per share.
On June 5, 2020, Invesco High Income Fund (UK) and the Invesco Income Fund (UK), purchased 589,302 and 267,841, respectively, of the Issuer’s common stock at a price of $3.50 per share as part of the Issuer’s registered public offering of 28,500,000 shares.
As of the date of this Amendment No. 5, the funds and accounts that owned Common Stock and Warrants and the amounts held, directly or indirectly, are as follows: Invesco High Income Fund (UK) (8,253,272 shares of Common Stock and 555,556 warrants); Invesco Income Fund (UK) (4,416,781 shares of Common Stock); and LongView Broad Market 3000 Index Fund (Amalgamated) (923 shares of common stock).
The Reporting Person disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement will not be construed as an admission that the Reporting Person is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June, 9, 2020
INVESCO LTD.

	By:	/s/ Robert Leveille
Name: Robert Leveille
Title: Global Assurance Officer